Exhibit 99.1

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
WNS Announces Fourth Quarter and Full Year Fiscal 2011 Earnings
Provides Guidance for Fiscal 2012
Financial Highlights:
GAAP Measures
•	Q4 revenues of $159.5 million, up 1.2% from the corresponding quarter last year and up 4.5% sequentially
•	Q4 net income[1] of $5.2 million, compared to $1.0 million in the corresponding quarter last year and $5.8 million sequentially
•	Q4 diluted income per ADS of $0.11, compared to $0.03 in the corresponding quarter last year and $0.13 sequentially
•	Fiscal year 2011 revenues of $616.3 million, up 5.8% from fiscal 2010
•	Fiscal year 2011 net income[1] of $9.8 million, compared to $3.7 million in fiscal 2010
•	Fiscal year 2011 diluted income per ADS of $0.21, compared to $0.08 in fiscal 2010
Non-GAAP Measures *
•	Q4 revenue less repair payments[2] of $94.3 million, down 2.5% from the corresponding quarter last year and up 1.8% sequentially
•	Q4 adjusted net income (ANI)[3] of $14.3 million, compared to $13.3 million in the corresponding quarter last year and $14.7 million sequentially
•	Q4 adjusted diluted net income per ADS of $0.32, compared to $0.30 in the corresponding quarter last year and $0.33 sequentially
•	Fiscal year 2011 revenue less repair payments[2] of $369.4 million, down 5.4% from fiscal 2010
•	Fiscal year 2011 adjusted net income (ANI)[3] of $44.9 million, compared to $50.7 million in fiscal 2010
•	Fiscal year 2011 adjusted diluted net income per ADS of $1.00, compared to $1.15 in fiscal 2010
Global headcount of 21,523 as of March 31, 2011
NEW YORK, NY and MUMBAI, INDIA, April 20, 2011 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal fourth quarter and fiscal year 2011 ended March 31, 2011.
“WNS has made good progress on our key strategic initiatives over the past year. Our verticalization strategy has been well-received by clients and we are investing in the necessary sales and marketing resources. We have expanded our client-facing team and our discussions are focused on higher-level engagements. Given the progress we have made, we are on track for growth in fiscal 2012,” said Group Chief Executive Officer, Keshav Murugesh.

[1]	Net income attributable to WNS shareholders.

[2]
Payments to repair centers, and therefore a difference between revenue and revenue less repair payments, only applies to the Auto Claims business. For all other businesses, revenues less repair payments are the same as revenues.

[3]
Net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation expense and related fringe benefit taxes and net loss attributable to redeemable non-controlling interest.

*	This is a non-GAAP measure. Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below.

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
Fiscal Fourth Quarter 2011 Financial Highlights
Revenue for the fiscal fourth quarter 2011 increased by 1.2 percent to $159.5 million, compared to $157.6 million in the corresponding quarter in the prior fiscal year, and increased by 4.5 percent sequentially from $152.7 million in the fiscal third quarter of 2011. Revenue less repair payments* for the fiscal fourth quarter 2011 declined 2.5 percent to $94.3 million, compared to $96.7 million in the corresponding quarter in the prior fiscal year, and increased 1.8 percent sequentially from $92.7 million in the fiscal third quarter of 2011. Revenue less repair payments declined, as compared to the corresponding quarter in the prior fiscal year, largely as a result of lower volumes in the insurance, autoclaims and travel businesses and the change in pricing terms with a large travel client. These headwinds were partially offset by the positive impact of ramp ups of business with existing Finance & Accounting and Research & Analytics clients. The sequential increase in revenue less repair payments was a result of higher volumes in the travel and insurance business due to seasonality, the ramp ups of new clients and a stronger British Pound. This increase was partially offset by lower volumes in the autoclaims business.
Gross margin, as a percent of revenues, was 20.9 percent in the fiscal fourth quarter 2011, compared to 21.6 percent in the corresponding quarter in the prior fiscal year and 20.4 percent in the fiscal third quarter of 2011. WNS’s adjusted gross margin excluding share based compensation expense*, as a percent of revenue less repair payments, was 35.7 percent in the fiscal fourth quarter 2011, compared to 36.2 percent in the corresponding quarter in the prior fiscal year, and 33.9 percent in the fiscal third quarter of 2011. The decline compared with the corresponding quarter in the prior fiscal year was primarily due to the impact of wage inflation, a stronger Indian Rupee and the change in pricing terms with a large travel client. The sequential improvement in adjusted gross margin excluding share based compensation was primarily due to the higher volumes in the travel and insurance businesses, improved productivity and a stronger British Pound.
Selling, General and Administrative (SG&A) expenses, as a percentage of revenues, were 13.2 percent in the fiscal fourth quarter 2011, compared to 14.5 percent in the corresponding quarter in the prior fiscal year and 13.2 percent in the fiscal third quarter of 2011. Adjusted Selling, General and Administrative (SG&A) expenses excluding share based compensation expense*, as a percentage of revenue less repair payments, were 21.2 percent in the fiscal fourth quarter 2011, compared to 20.0 percent in the corresponding quarter in the prior fiscal year and 20.8 percent in the fiscal third quarter of 2011. This increase was primarily the result of an increase in sales and marketing spend, including investment in the expansion of WNS’s sales force.
Operating income, as a percentage of revenues, was 2.7 percent in the fiscal fourth quarter 2011, compared to 2.1 percent in the corresponding quarter in the prior fiscal year and 2.0 percent in the fiscal third quarter of 2011. Adjusted operating income excluding amortization of intangible assets and share based compensation*, as a percentage of revenue less repair payments, was 14.5 percent in the fiscal fourth quarter 2011, compared to 16.2 percent in the corresponding quarter in the prior fiscal year and 13.0 percent in the fiscal third quarter of 2011. The reasons for the movement in adjusted operating margins are in line with those for the movement in gross margins as well as SG&A expenses as detailed above.
Net income attributable to WNS shareholders for the fiscal fourth quarter 2011 was $5.2 million or $0.11 diluted income per ADS, compared to $1.0 million or $0.03 diluted income per ADS in the corresponding quarter in the prior fiscal year and $5.8 million or $0.13 diluted income per ADS in the fiscal third quarter of 2011. Adjusted net income* for the fiscal fourth quarter 2011 was $14.3 million or $0.32 adjusted diluted income per ADS, compared to $13.3 million or $0.30 adjusted diluted income per ADS in the corresponding quarter in the prior fiscal year and adjusted net income of $14.7 million or $0.33 adjusted diluted income per ADS in the fiscal third quarter of 2011. Adjusted net income increased compared with the fiscal fourth quarter of 2010 as a result of profits from WNS’s hedging program, cost management initiatives and higher volumes from existing clients. This improvement was offset by a one-time net impact of approximately $2.1 million. This one-time charge is primarily on account of the discontinuation of hedge accounting on certain hedges resulting in the reclassification of the fair value of the hedges from “Other Comprehensive Income” on our balance sheet to earnings. The discontinuation of hedge accounting resulted from the transfer of a large customer contract from one WNS entity to another during the quarter. This was offset by the adjustments to certain deferred tax liabilities as a consequence of the same transfer and change in tax status of the entity. While these impact the earnings for the quarter and the year there is no impact on the cash flows as this is purely an accounting impact.

*	This is a Non-GAAP measure. Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below.

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
Fiscal Full Year 2011 Financial Highlights
Revenue for the fiscal year 2011 increased by 5.8 percent to $616.3 million, compared to $582.5 million in prior fiscal year. Revenue less repair payments* for the fiscal year 2011 declined 5.4 percent to $369.4 million, compared to $390.5 million in the prior fiscal year. Revenue less repair payments declined, as compared with the prior fiscal year, largely as a result of weaker British Pound compared with fiscal 2010, lower volumes in the autoclaims, insurance and travel businesses and the change in pricing terms with a large travel client. These headwinds were partially offset by the positive impact of improved pricing with a large insurance client and ramp ups of business with existing clients.
Gross margin, as a percent of revenues, was 20.2 percent in the fiscal year 2011, compared to 24.6 percent in the prior fiscal year. WNS’s adjusted gross margin excluding share based compensation expense*, as a percent of revenue less repair payments, was 33.9 percent in the fiscal year 2011, compared to 37.6 percent in the prior fiscal year. The decline compared with the prior fiscal year was primarily due to the impact of wage inflation, a weaker British Pound, a stronger Indian Rupee and the change in pricing terms with a large travel client.
Selling, General and Administrative (SG&A) expenses, as a percentage of revenues, were 13.1 percent in the fiscal year 2011, compared to 14.8 percent in the prior fiscal year. Adjusted Selling, General and Administrative (SG&A) expenses excluding share based compensation expense and related fringe benefit taxes*, as a percentage of revenue less repair payments, were 21.0 percent in the fiscal year 2011, compared to 19.0 percent in the prior fiscal year. This increase was primarily as a result of investment in sales and marketing, specifically in the expansion of the sale force, and a lower revenue base.
Operating income, as a percentage of revenues, was 2.0 percent in the fiscal year 2011, compared to 4.2 percent in the prior fiscal year. Adjusted operating income excluding amortization of intangible assets share based compensation expense and related fringe benefit taxes*, as a percentage of revenue less repair payments, was 13.0 percent in the fiscal year 2011, compared to 18.6 percent in the prior fiscal year. Operating margins during the fiscal year were negatively impacted, as compared with the prior fiscal year, for the same factors that impacted fiscal 2011 adjusted gross margins.
Net income attributable to WNS shareholders for the fiscal year 2011 was $9.8 million or $0.21 diluted income per ADS, compared to net income attributable to WNS shareholders of $3.7 million or $0.08 diluted income per ADS in the prior fiscal year. Adjusted net income* for the fiscal year 2011 was $44.9 million or $1.00 adjusted diluted income per ADS, compared to $50.7 million or $1.15 adjusted diluted income per ADS in the prior fiscal year. Adjusted net income declined compared with fiscal 2010 as a result of the reasons mentioned above, an increased investment in sales and marketing as a percent of revenues, as well as the one-time impact of $2.1 million as explained above
“Our profitability and cash generation has been strong and, as a result, we delivered results at the top end of our revenue guidance range for this fiscal. Excluding the one-time charge in the fourth quarter, our ANI would have been $47 million, which was the top end of our guidance range. Given our growth trajectory and the fact that we refinanced our debt and reduced our interest cost in this last fiscal, we believe we are well-positioned in terms of ANI and cash flow for fiscal 2012,” said Alok Misra, Group Chief Financial Officer.

*	This is a Non-GAAP measure. Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below.

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
Fiscal 2012 Guidance
WNS established its guidance for the fiscal year ending March 31, 2012 as follows:
•	Revenue less repair payments** is expected to be between $383 million and $407 million. This assumes an average GBP to USD exchange rate of 1.62 for the fiscal year 2012.

•	Adjusted net income** is expected to range between $43 million and $47 million. This assumes an average USD to INR exchange rate of 44.5 for the fiscal year 2012.
“Our ANI guidance for fiscal 2012 factors in a higher tax charge of approximately $11 million to $13 million, as the STPI tax holiday has gone away. We have, however, been able to maintain our overall profit levels despite this, as a result of the expansion in the business and the improved pre-tax profits. This demonstrates our commitment to top-line growth while continuing to maintain strong margins,” concluded Misra.
Conference Call
WNS will host a conference call on April 20, 2011 at 8:00 am (EST) to discuss the company’s quarterly results.
To participate in the call, please use the following details: +1-800-435-1398; international dial-in +1-617-614-4078; participant passcode 34430644. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 54949306, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.
2011 WNS Investor Day
WNS will hold its Annual Investor Day at 9:30am (EST) on April 21, 2011 in New York City.
The event, including executive presentations and an on-site question-and-answer session, will last for approximately three hours and will be made available via live audio webcast on the investor relations section of WNS’s website at www.wns.com. Slides will also be made available. An archived webcast of the presentation will also be available after the end of the event.
For location details or an invitation to the event, please contact WNS Investor Relations at ir@wns.com or +1-212-277-8183.
About WNS
WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking & Financial Services, Manufacturing, Retail & Consumer Packaged Goods, Shipping & Logistics and Healthcare & Utilities. WNS delivers a broad spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. WNS has over 21,000 professionals across 21 delivery centers worldwide including Costa Rica, India, Philippines, Romania, Sri Lanka and United Kingdom. For more information, visit www.wns.com.

**	This is a Non-GAAP measure. See also “About Non-GAAP Financial Measures” below.

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
About Non-GAAP Financial Measures
For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
In order to provide accident-management services, WNS arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. WNS uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “non fault repairs,” revenue including repair payments is used as a primary measure. As WNS provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, WNS believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
WNS believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with US GAAP.
WNS presents Adjusted Net Income (ANI) and the other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy, industry growth potential, expansion opportunities, expectations concerning our future financial performance and growth potential, including our fiscal 2012 guidance and future profitability, relevant foreign currency exchange rates, and our future operations. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; the implications of the accounting changes and restatement of our financial statements as detailed in our annual report on Form 20-F for the fiscal year ended March 31, 2010 filed with the U.S. Securities and Exchange Commission (SEC), and any adverse developments in existing legal proceedings or the initiation of new legal proceedings; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; and volatility of WNS’s ADS price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2010 filed with the SEC which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.
CONTACT:

Investors & U.S. Media:	India Media:
Alan Katz	Sumi Gupta
Investor Relations	Public Relations
WNS (Holdings) Limited	WNS (Holdings) Limited
+1 212 277-8183	+91 (22) 4095 2263
ir@wns.com	sumi.gupta@wns.com; pr@wns.com

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

				Quarter ended Mar 31, 2011
	Quarter ended			compared to
	Mar 31,	Mar 31,	Dec 31,	Mar 31,	Dec 31,
	2011	2010	2010	2010	2010
	(US dollars in millions)			(% growth)
Revenue (GAAP)	$159.5	$157.6	$152.7	1.2%	4.5%
Less: Payments to repair centers	65.2	60.9	60.0	7.2%	8.7%
Revenue less repair payments (Non-GAAP)	$94.3	$96.7	$92.7	(2.5)%	1.8%

			Year ended Mar 31, 2011
	Year ended		compared to
	Mar 31,	Mar 31,	Mar 31,
	2011	2010	2010
	(US dollars in millions)		(% growth)
Revenue (GAAP)	$616.3	$582.5	5.8%
Less: Payments to repair centers	246.9	192.0	28.6%
Revenue less repair payments (Non-GAAP)	$369.4	$390.5	(5.4)%
Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
	(US dollars in millions)
Cost of revenue (GAAP)	$126.1	$123.5	$121.5
Less: Payments to repair centers	65.2	60.9	60.0
Less: Share-based compensation expense	0.3	1.0	0.2
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$60.6	$61.7	$61.3

	Year ended
	Mar 31,	Mar 31,
	2011	2010
	(US dollars in millions)
Cost of revenue (GAAP)	$491.8	$439.2
Less: Payments to repair centers	246.9	192.0
Less: Share-based compensation expense	0.9	3.7
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$244.1	$243.6

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
Reconciliation of gross margin (GAAP to non-GAAP)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
	(US dollars in millions)
Gross margin (GAAP)	$33.4	$34.1	$31.1
Add: Share-based compensation expense	0.3	1.0	0.2
Adjusted gross margin (excluding share-based compensation expense) (Non-GAAP)	$33.7	$35.0	$31.4

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
Gross margin as a percentage of revenue (GAAP)	20.9%	21.6%	20.4%
Adjusted gross margin (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	35.7%	36.2%	33.9%

	Year ended
	Mar 31,	Mar 31,
	2011	2010
	(US dollars in millions)
Gross margin (GAAP)	$124.4	$143.2
Add: Share-based compensation expense	0.9	3.7
Adjusted gross margin (excluding share-based compensation expense) (Non-GAAP)	$125.3	$146.9

	Year ended
	Mar 31,	Mar 31,
	2011	2010
Gross margin as a percentage of revenue (GAAP)	20.2%	24.6%
Adjusted gross margin (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	33.9%	37.6%

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
Reconciliation of selling, general and administrative expense (GAAP to non-GAAP)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
	(US dollars in millions)
Selling, general and administrative expenses (GAAP)	$21.1	$22.8	$20.2
Less: Share-based compensation expense	1.1	3.4	0.9
Adjusted Selling, general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$20.0	$19.3	$19.3

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
Selling, general and administrative expenses as a percentage of revenue (GAAP)	13.2%	14.5%	13.2%
Adjusted Selling, general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	21.2%	20.0%	20.8%

	Year ended
	Mar 31,	Mar 31,
	2011	2010
	(US dollars in millions)
Selling, general and administrative expenses (GAAP)	$80.5	$86.2
Less: Share-based compensation expense	3.1	11.4
Less: Related FBT[1]	—	0.5
Adjusted Selling, general and administrative expenses (excluding share-based compensation expense and related FBT1) (Non-GAAP)	$77.5	$74.4

	Year ended
	Mar 31,	Mar 31,
	2011	2010
Selling, general and administrative expenses as a percentage of revenue (GAAP)	13.1%	14.8%
Adjusted Selling, general and administrative expenses (excluding share-based compensation expense and related FBT1) as a percentage of revenue less repair payments (Non-GAAP)	21.0%	19.0%

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
Reconciliation of operating income (GAAP to non-GAAP)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
	(US dollars in millions)
Operating income (GAAP)	$4.3	$3.2	$3.0
Add: Amortization of intangible assets	8.0	8.1	8.0
Add: Share-based compensation expense	1.4	4.4	1.1
Adjusted operating income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$13.6	$15.7	$12.1

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
Operating income as a percentage of revenue (GAAP)	2.7%	2.1%	2.0%
Adjusted operating income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	14.5%	16.2%	13.0%

	Year ended
	Mar 31,	Mar 31,
	2011	2010
	(US dollars in millions)
Operating income (GAAP)	$12.1	$24.6
Add: Amortization of intangible assets	31.8	32.4
Add: Share-based compensation expense	4.0	15.1
Add: Related FBT[1]	—	0.5
Adjusted operating income (excluding amortization of intangible assets, share-based compensation expense and related FBT1) (Non-GAAP)	$47.9	$72.6

	Year ended
	Mar 31,	Mar 31,
	2011	2010
Operating income as a percentage of revenue (GAAP)	2.0%	4.2%
Adjusted operating income (excluding amortization of intangible assets, share-based compensation expense and related FBT1) as a percentage of revenue less repair payments (Non-GAAP)	13.0%	18.6%

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
Reconciliation of net income attributable to WNS shareholders (GAAP to non-GAAP)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
	(US dollars in millions)
Net income attributable to WNS (Holdings) Limited shareholders (GAAP)	$5.2	$1.0	$5.8
Add: Amortization of intangible assets	8.0	8.1	8.0
Add: Share-based compensation expense	1.4	4.4	1.1
Less: Net loss attributable to redeemable non-controlling interest	0.2	0.2	0.1
Adjusted net income (excluding amortization of intangible assets, share-based compensation expense and net loss attributable to redeemable non-controlling interest) (Non-GAAP)	$14.3	$13.3	$14.7

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
Net income as a percentage of revenue (GAAP)	3.2%	0.7%	3.8%
Adjusted net income (excluding amortization of intangible assets, share-based compensation expense and net loss attributable to redeemable non-controlling interest) as a percentage of revenue less repair payments (Non-GAAP)	15.1%	13.8%	15.9%

	Year ended
	Mar 31,	Mar 31,
	2011	2010
	(US dollars in millions)
Net income attributable to WNS (Holdings) Limited shareholders (GAAP)	$9.8	$3.7
Add: Amortization of intangible assets	31.8	32.4
Add: Share-based compensation expense	4.0	15.1
Add: Related FBT[1]	—	0.5
Less: Net loss attributable to redeemable non-controlling interest	0.7	1.0
Adjusted net income (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and net loss attributable to redeemable non-controlling interest) (Non-GAAP)	$44.9	$50.7

	Year ended
	Mar 31,	Mar 31,
	2011	2010
Net income as a percentage of revenue (GAAP)	1.6%	0.6%
Adjusted net income (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and net loss attributable to redeemable non-controlling interest) as a percentage of revenue less repair payments (Non-GAAP)	12.2%	13.0%

Fiscal Q4 and FY 2011 WNS (Holdings) Limited
Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
Basic income per ADS (GAAP)	$0.11	$0.03	$0.13
Add: Adjustments for amortization of intangible assets, share-based compensation expense, net loss attributable to redeemable non-controlling interest and impact from changes in carrying amount of redeemable non-controlling interest	0.21	0.28	0.20

Basic adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense and net loss attributable to redeemable non-controlling interest) (Non-GAAP)	$0.32	$0.31	$0.33

	Year ended
	Mar 31,	Mar 31,
	2011	2010
Basic income per ADS (GAAP)	$0.21	$0.09
Add: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT[1], net loss attributable to redeemable non-controlling interest and impact from changes in carrying amount of redeemable non-controlling interest	0.80	1.09
Basic adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and net loss attributable to redeemable non-controlling interest) (Non-GAAP)	$1.01	$1.18
Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2011	2010	2010
Diluted income per ADS (GAAP)	$0.11	$0.03	$0.13
Add: Adjustments for amortization of intangible assets, share-based compensation expense, net loss attributable to redeemable non-controlling interest and impact from changes in carrying amount of redeemable non-controlling interest	0.21	0.27	0.20

Diluted adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense and net loss attributable to redeemable non-controlling interest) (Non-GAAP)	$0.32	$0.30	$0.33

Fiscal Q4 and FY 2011 WNS (Holdings) Limited

	Year ended
	Mar 31,	Mar 31,
	2011	2010
Diluted income per ADS (GAAP)	$0.21	$0.08
Add: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT[1], net loss attributable to redeemable non-controlling interest and impact from changes in carrying amount of redeemable non-controlling interest	0.79	1.07
Diluted adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and net loss attributable to redeemable non-controlling interest) (Non-GAAP)	$1.00	$1.15

1.
FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) paid by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Act, 2009 which withdrew the levy of FBT with effect from April 1, 2009.